EXHIBIT 10(1)(a) BELROSE CAPITAL FUND LLC AMENDMENT NO. 1 to INVESTMENT ADVISORY AND ADMINISTRATIVE AGREEMENT

     THIS AMENDMENT NO. 1, dated as of May 29, 2007, to the Investment Advisory and Administrative Agreement dated as of March 12, 2002 (the “Agreement”), is made between the parties to the Agreement. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Agreement.

Section 2 of the Agreement is hereby amended and restated to read as follows:

     2. Compensation of the Adviser. For the services, payments and facilities to be furnished hereunder by the Adviser, the Adviser shall be entitled to receive from the Fund (subject to the fee waiver set forth in paragraph 4 hereof) in respect of each month a monthly investment advisory and administrative fee at the rate of 1/20th of 1% of the average daily gross assets of the Fund. The term gross assets means the value of all the Fund’s assets, including the Fund’s interest in Belvedere Capital Fund Company LLC and the Fund’s ratable share of the assets of its direct and indirect subsidiaries, real estate joint ventures and co-owned real property investments, without reduction by any liabilities. Such compensation shall be paid monthly in arrears on the last business day of each month. The value of the Fund’s assets shall be computed daily in accordance with the LLC Agreement. In case of initiation or termination of this Agreement during any month with respect to the Fund, the fee for that month shall be based on the number of calendar days during which it is in effect.

     Except as amended hereby, the terms and conditions in the Agreement shall remain unchanged and in full force in effect.

     IN WITNESS HEREOF, the parties hereto have caused this Amendment No. 1 to be executed as of the day and year first written above.

BELROSE CAPITAL FUND LLC
By: EATON VANCE MANAGEMENT,
It’s Manager

By: /s/ Maureen Gemma
Vice President

BOSTON MANAGEMENT AND RESEARCH

By: /s/ Deidre Walsh
Vice President